

April 25, 2017

Thomas W. Hughes, Esq.
Winston & Strawn LLP
2501 N. Harwood Street
17th Floor
Dallas, Texas 75201

      Re: **Rent-A-Center, Inc.**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed April 24, 2017
              File No. 1-38047

Dear Mr. Hughes:

      We are in receipt of your letter dated April 24, 2017 responding to our comment letter dated April 21, 2017.

      For the reasons conveyed to Todd Thorson on a telephone call earlier today, we are unable to agree with your conclusion that the required broker search was conducted more than 20 business days in advance of the April 24 record date for the annual meeting such that the Company complied with Exchange Act Rule 14a-13(a)(3). Please amend the Company's proxy statement to acknowledge such non-compliance. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company's non-compliance with this rule at this time, please note that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

*   *   *

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact me at (202) 551-3444 with any questions.

                          Sincerely,

                          /s/ Perry J. Hindin

                          Perry J. Hindin
                          Special Counsel
                          Office of Mergers and Acquisitions